UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

 AMPCO-PITTSBURGH CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032037103

(CUSIP Number)

Altor Fund II GP Limited

11-15 Seaton Place

St. Helier, Jersey JE4 0QH Channel Islands

Tel: +44 (0) 1534 833045

With copies to:

Neil Evans

Mayer Brown International LLP

Bishopsgate

201 Bishopsgate

London EC2M 3AF United Kingdom

Tel: +44 20 3130 3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

CUSIP No. 032037103

1	NAME OF REPORTING PERSON. Altor II Aggregator Topco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,776,604 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,776,604 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,776,604 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 12,794,148 shares of common stock outstanding as of June 23, 2020, as reported in the Issuer’s Registration Statement on Form S-1 filed on June 26, 2020.

CUSIP No. 032037103

1	NAME OF REPORTING PERSON. Altor Fund II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,776,604 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,776,604 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,776,604 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 12,794,148 shares of common stock outstanding as of June 23, 2020, as reported in the Issuer’s Registration Statement on Form S-1 filed on June 26, 2020.

CUSIP No. 032037103

1	NAME OF REPORTING PERSON. Altor Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,776,604 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,776,604 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,776,604 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

(1)	Based on 12,794,148 shares of common stock outstanding as of June 23, 2020, as reported in the Issuer’s Registration Statement on Form S-1 filed on June 26, 2020.

Amendment No. 1 to Schedule 13D

This amendment to Schedule 13D is being filed by Altor II Aggregator Topco Limited, Altor Fund II GP Limited, and Altor Holdings Limited (collectively, the “Reporting Persons”, and each, a “Reporting Person”) and relates to the common stock (the “Common Stock”) of Ampco-Pittsburg Corporation (the “Issuer”) held by the Reporting Persons.

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2016, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

ITEM 2. IDENTITY AND BACKGROUND

The disclosure in Item 2 is hereby amended and restated in its entirety to read as follows:

(a)	This Schedule is filed by Altor II Aggregator Topco Limited, a Jersey (Channel Islands) limited liability company (“Altor II Aggregator”), Altor Fund II GP Limited, a Jersey (Channel Islands) limited liability company (“Altor GP”), and Altor Holdings Limited, a Jersey (Channel Islands) limited liability company (“Altor Holdings”).

The Reporting Persons have entered into a joint filing agreement, dated August 12, 2020, a copy of which is attached as an exhibit to this Schedule. Each of the Reporting Persons disclaims beneficial ownership in all shares of Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary therein. This filing shall not be deemed an admission that any of the Reporting Persons constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended.

(b)	The principal business address of each of the Reporting Persons is PO Box 730, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH Channel Islands.

(c)	The principal business of each of the Reporting Persons is to make investments in the securities of privately held and other businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The place of organization of each of the Reporting Persons is set forth in Item 2(a) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a)	Altor II Aggregator is the direct beneficial owner of 1,776,604 shares, or 13.9%, of the issued and outstanding shares of Common Stock. The shares of Common Stock were contributed to Altor II Aggregator by its direct parent, Altor II Holdings Limited, which acquired the shares of Common Stock from its members, Altor Fund II (No. 1) Limited Partnership, Altor Fund II (No. 2) Limited Partnership, Altor Fund II (No. 3) Limited Partnership, and Altor Fund II (No. 4) Limited (collectively, the “Altor Funds”), pursuant to a share for share exchange. The Altor Funds are no longer Reporting Persons with respect to the Common Stock.

Altor GP, as the general partner or investment manager, as applicable, of each of the Altor Funds, may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock directly beneficially owned by Altor II Aggregator. As such, Altor GP may be deemed an indirect beneficial owner of 1,776,604 shares, or 13.9%, of the issued and outstanding shares of Common Stock.

Altor Holdings, as the sole member of Altor GP, may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by Altor GP. As such, Altor Holdings may be deemed an indirect beneficial owner of the 1,776,604 shares of Common Stock beneficially owned by Altor GP, or 13.9% of the issued and outstanding shares of Common Stock.

Each of the Reporting Persons disclaims beneficial ownership in all shares of Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary therein. All share percentage calculations in this Schedule are based on 12,794,148 shares of Common Stock outstanding as of June 23, 2020, as reported in the Issuer’s Registration Statement on Form S-1 filed with the SEC on June 26, 2020.

(b)	See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock by the Reporting Persons.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

1	Joint Filing Agreement, dated August 12, 2020, between Altor Holdings Limited, Altor Fund II GP Limited and Altor II Aggregator Topco Limited.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2020

ALTOR HOLDINGS LIMITED

By:	/s/ Mathew Hague
Name:	Mathew Hague
Title:	Authorised Signatory

By:	/s/ Alexandra Prince
Name:	Alexandra Prince
Title:	Authorised Signatory

ALTOR FUND II GP LIMITED

By:	/s/ Mathew Hague
Name:	Mathew Hague
Title:	Authorised Signatory

By:	/s/ Guna Gunasekaran
Name:	Guna Gunasekaran
Title:	Authorised Signatory

ALTOR II AGGREGATOR TOPCO LIMITED

By:	/s/ Mathew Hague
Name:	Mathew Hague
Title:	Authorised Signatory

By:	/s/ Alexandra Prince
Name:	Alexandra Prince
Title:	Authorised Signatory